Mail Stop -4561

February 25, 2008

Timothy G. Rubritz
Vice President, Chief Financial Officer
Parkvale Financial Corp.
4220 William Penn Highway
Monroeville, Pennsylvania

Re: Parkvale Financial Corp.
   Form 10-K for June 30, 2007
   File Number 0-17411

Dear Mr. Rubritz:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Managements Discussion and Analysis if Financial Condition and Results of Operations, Critical Accounting Policies and Judgments, page 39
Notes to Consolidated Financial Statements, Significant Accounting Policies, page 48

1.   Please tell us and revise future filings to disclose your methodology for determining the impairment status of each class of security in Managements Discussion and Analysis if Financial Condition and Results of Operations, Critical Accounting Policies and Judgments, and in the Notes to Consolidated Financial Statements, Significant Accounting Policies. Please also tell us whether that methodology has changed, and what authoritative guidance you relied on in developing your policy.

Notes to Consolidated Financial Statements
Note B-Investment Securities, page 56

2.   Regarding your collateralized mortgage obligations, please revise future filings to include the nature and type of assets underlying these securities, for example, the types of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings. Please include your revised disclosure in your response.

Form 10-Q for the Quarterly Period Ended December 31, 2008
Notes To Unaudited Interim Consolidated Financial Statements
Investments, page 10

3.   We note your discussion of unrealized losses greater than one year on pages 10 and 11. We are unclear why you did not include a discussion of the unrealized losses associated with preferred stocks, include the GSE's category. In order for us to fully evaluate and understand the kind of specific holdings you have in this category and the unrealized losses associated with them, please provide the following:

- a table or schedule detailing the name of the security, date acquired, initial cost, current fair value and associated unrealized loss;

- a textual discussion of each major type of security or individual security (if significant or if the security is unique in terms, features or performance) detailing why you believed an other than temporary impairment was not appropriate at December 31, 2008 and June 30, 2008, respectively and

- the authoritative accounting guidance you relied upon in making this determination; and

- revise future filings to more fully discuss the unrealized losses associated with these as you have done with other available for sale securities as noted above.

4.   We note your tabular presentation of held to maturity investments detailing the greater than 12 months of unrealized losses for by investment category. We further note your disclosures that the pooled trust preferred securities relate to 13 pooled trust preferred securities aggregating $58.647 million, representing $36.861 million of fair value with $21.786 million of unrealized losses. In addition, you state that individual trust preferred securities unrealized losses relate to four individual securities aggregating $6,137, representing $4.055 million of fair value with $2.082 million of unrealized losses. While we recognize your disclosures regarding the initial average investment grade rating of "A" and your belief that you have the intent and ability to hold not withstanding the lack of lack of liquidity impacting market price indications, please tell us the unrealized loss for each security as of June 30, 2008 and for each subsequent period up to December 31, 2008 and your full impairment analysis by security which should include the following:

- the specific issuer and name of security held;

- for each security, clearly distinguish the type of underlying issuer (i.e. community banks, thrifts, insurance companies or REITS);

- the initial and current credit rating, as applicable;

- the severity and duration of each unrealized loss; and

- how you considered the financial condition and near term prospects of each issuer, including any specific events which may have existed or occurred previously which influenced your decision not to record an other-than-temporary impairment.

Additionally, please tell us if there has been any events subsequent to the filing of your most recent Form 10-Q that has changed your conclusion that an other-than-temporary impairment does not exist. We may have additional comments upon receipt and review of your response.

Goodwill and Market Valuation, page 12

5.   It appears that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters. Please advise us whether you have performed an interim impairment test in each of these periods. If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary in light of the fact that your stock continues to trade at a range of 50% to 55% of book value as

indicated on page 12 of this filing. Tell us how you consider a possible impairment in the later half of your fiscal year when you mention that an impairment charge may be possible in future quarters if the financial markets remain under stress through June 2009. We are unclear as to whether or not you are implying that you would not recognize an impairment charge until June 2009 under any circumstance or if you are implying a possible different outcome. As a related matter, please tell us under what circumstances you would recognize an accelerated impairment should your stock price continue to deteriorate in the near term.   Please explain any qualitative and quantitative factors you considered (e.g. reconciliation). If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable. We may have further comment.

Form 10-Q for the period ended December 31, 2008

6.   Please advise the staff how you determined that your 10-Q was filed timely if it was filed prior to including the auditor's review.

7.   Please advise the staff regarding whether the $25 million loan from PNC Financial was a part of any agreement or preconditions for the investment by the Treasury. Also, please advise the staff whether the funds from the loan would count toward the capital adequacy of either the Parkvale or its banking subsidiary.

Schedule 14A

Beneficial Ownership…, page 5

8.   In future filings, please disclose the natural persons who vote the shares beneficially owned by Tontine Partners and Dimensional Fund Advisors, Inc.

Compensation Discussion and Analysis, page 15

9.   In future filings please disclose the methodology used by the committee to determine the level of each compensation element, including base salary and individual equity awards. We note that you reference a number of factors used. Please explain in specific terms how these resulted in the compensation received in 2007. Please refer to Item 402(b)(1)(v) of Regulation S-K.

10. From disclosure at various points in your disclosure it appears that you use peer group data to determine executive compensation. Please revise your disclosure in future filings to disclose the members of any such peer groups. See Item 402(b)(2)(xiv).

11. In future filings, discuss how the committee used any peer group data in setting compensation amounts and targets. Also, discuss the amounts ultimately paid in those elements of compensation, compared to the peer group amounts paid.

12. On page 16 you disclose that the committee used targets to award executive compensation. In future filings please provide the actual targets, even where no compensation was awarded. If you determine that a performance target is confidential due to the potential for competitive harm to your company, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, provide us with your confidentiality analysis supplementally and include in your filings disclosure analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to William Schroeder at 202-551-3294, or to John Nolan, Senior Assistant Chief Accountant, at 202-551-3492. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: 412-373-2847